UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 14D-9

(Amendment No. 1)

(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
_______________

BIOLOK INTERNATIONAL INC.
(Name of Subject Company)
_______________

BIOLOK INTERNATIONAL INC.
(Names of Person(s) Filing Statement)
_______________

Common Stock, $.01 Par Value
(Title of Class of Securities)

090943200 (Common Stock)
(CUSIP Number of Class of Securities)
_______________

Bruce L. Hollander, President and Chief Executive Officer
BioLok International Inc.
368 S. Military Trail
Deerfield Beach, FL 33442
(954) 698-9998
(Name, address, telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
_______________

with a copy to:
Jonathan L. Shepard, Esquire
Siegel, Lipman, Dunay & Shepard, LLP
5355 Town Center Road, Suite 801
Boca Raton, FL 33486
(561) 368-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time-to-time, the “Schedule 14D-9”) by BioLok International Inc. (“BioLok” or the “Company”), a Delaware corporation, relating to the tender offer made by Tumbler Merger Corp., a Delaware corporation (“Offeror”) and wholly-owned subsidiary of Tumbler Holdings, Inc., a Delaware corporation (“Tumbler”) and a wholly-owned subsidiary of HealthpointCapital Partners II, L.P., a Delaware limited partnership (“HealthpointCapital”), as set forth in a Tender Offer Statement filed by Offeror, Tumbler and HealthpointCapital dated September 25, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time-to-time, the “Schedule TO”), to purchase all of the outstanding shares of common stock of the Company at a price of $2.15 per share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 2006, and the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated in this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9. Exhibits.

The following communication is being delivered to certain shareholders of BioLok on or after October 12, 2006.

Exhibit
Number	Description

(a)(2)(B)	Letters to shareholders from the Chief Executive Officer of BioLok International Inc. dated October 11, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOLOK INTERNATIONAL INC.

By:  /s/ Ingo K. Kozak
Ingo K. Kozak, Vice President-Finance
and Administration and Chief Financial
Officer

           October 12, 2006
Date

Exhibit (a)(2)(B)

368 S. Military Trail
Deerfield Beach, FL 33442
1-800-789-0830
954-698-9998
Fax 954-698-9925
E-mail: info@biolok.com

Via UPS Express Service

October 11, 2006

Dear Shareholder:

On September 25th Healthpoint Capital made a tender offer to buy all the shares of BioLok International at $2.15 / share. Our Board of Directors is in full support of the transaction which is scheduled to close on October 23, 2006.

Many of you have not received the formal documents from Healthpoint for reasons that I cannot explain. Rather than standing on formalities, I have enclosed the basic documents that you need to tender your stock and receive payment on October 23rd. If you have your certificate, return it to the transfer agent with the form titled, “Letter Of Transmittal,” filing out pages 2, 7 & 8. Make sure signatures are on top of page 7 and on your W9. If you have lost your stock certificate mark page 3 accordingly.

If your stock is with your stockbroker, fill out and give him the form titled, “Offer To Purchase For Cash” and the “Notice of Guaranteed Delivery” so he can tender the stock for you. The Notice of Guaranteed Delivery can be submitted electronically.

I apologize for the copies rather than the original forms but they will get you paid on time.

Thank you for your immediate attention to this important matter.

Sincerely,

Bruce L. Hollander
President and CEO

368 S. Military Trail
Deerfield Beach, FL 33442
1-800-789-0830
954-698-9998
Fax 954-698-9925
E-mail: info@biolok.com

Via UPS Express Service

October 11, 2006

Dear Shareholder:

On September 25th Healthpoint Capital made a tender offer to buy all the shares of BioLok International at $2.15 / share. Our Board of Directors is in full support of the transaction which is scheduled to close on October 23, 2006.

Many of you have not received the formal documents from Healthpoint for reasons that I cannot explain. Rather than standing on formalities, I have enclosed the basic documents that you need to tender your stock and receive payment on October 23rd. If you have your certificate, return it to the transfer agent with the form titled, “Letter Of Transmittal,” filing out pages 2, 7 & 8. Make sure signatures are on top of page 7 and on your W8. Please note that all applicable income tax will be withheld. If you have lost your stock certificate mark page 3 accordingly.

If your stock is with your stockbroker, fill out and give him/her the form titled, “Offer To Purchase For Cash” and the “Notice of Guaranteed Delivery” so they can tender the stock for you. The Notice of Guaranteed Delivery can be submitted electronically.

I apologize for the copies rather than the original forms but they will get you paid on time.

Thank you for your immediate attention to this important matter.

Sincerely,

Bruce L. Hollander
President and CEO